June 27, 2017

Ivan V. Griswold, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:    Tech Data Corporation
Commission File No. 0-14625

Dear Mr. Griswold:
On behalf of Tech Data Corporation (“Tech Data”), set forth below is the response to the comment of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission noted in your telephone call on June 16, 2017 (“Oral Comment”) with Tech Data. For the convenience of the Staff, we have set forth below the Staff’s Oral Comment, along with Tech Data’s response.
Oral Comment 1

1.	Please explain why Tech Data did not disclose, pursuant to Item 5.02(b) of Form 8-K, Steve Raymund’s recent retirement from the Board of Directors of Tech Data.
Response to Oral Comment 1
We read Item 5.02(b) in connection with the Compliance and Disclosure Interpretations Questions and Answers 117.01 and 117.04. We focused on the part of Answer 117.01 that provides: “No disclosure is required solely by reason of Item 5.02(b) of discussions or consideration of resignation, retirement or refusal to stand for re-election.” We also focused on Answer 117.04 which explains that a company’s decision not to nominate a director for re-election does not trigger a Form 8-K unless the director tells the company he refuses to stand for election. Together, we read these provisions as focusing the 8-K requirement on situations where a director makes a unilateral decision and delivers notice of that unilateral decision to the company. By contrast, we understand that companies and directors routinely discuss whether a director will be renominated at the end of his term on a company's board, and that such discussions, and the outcome of such discussions, need not be disclosed on a Form 8-K. Mr. Raymund and Tech Data had ongoing mutual discussions about the fact and timing of Mr. Raymund’s retirement that we viewed as more routine succession planning. We therefore concluded that disclosure on Form 8-K was not required.
We note that Mr. Raymund’s retirement was publicly announced in a press release issued on March 29, 2017 and in our proxy statement filed and mailed on April 27, 2017.
In addition, we note that the circumstances surrounding Mr. Raymund’s retirement did not involve a disagreement such that disclosure would have been required under Item 5.02(a).
Tech Data believes that the foregoing fully responds to the Staff’s Oral Comment. Please let us know if you have any questions or we can provide additional information.

Sincerely,

/s/ David R. Vetter
David R. Vetter
Executive Vice President, Chief Legal Officer